UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

November 1, 2008
(Date of Report, date of earliest event reported)

Stage Stores, Inc.
(Exact name of registrant as specified in its charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

10201 Main Street, Houston, Texas	**77025**
(Address of principal executive offices)	(Zip Code)

(800) 579-2302
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-12 under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.06.   Material Impairments

In connection with the preparation of financial statements to be included in the Quarterly Report on Form 10-Q for the third quarter ended November 1, 2008, the management of Stage Stores, Inc. (the "Company") determined that a triggering event had occurred, as defined in Statement of Financial Accounting Standard No. 142, *Goodwill and Other Intangible Assets*, that required the Company to assess the carrying value of its goodwill as of an interim date.

Based on the Company's analyses, management concluded on November 1, 2008 that the carrying value of the recorded goodwill assigned to the Peebles reporting unit exceeded the estimated fair value of that reporting unit to the extent that the value of the goodwill was completely impaired. As a result, the Company recorded a non-cash charge of $95.4 million to write-off the carrying value of the goodwill.

The facts and circumstances leading to the conclusion that a charge for impairment is required will be provided in the Company's Quarterly Report on Form 10-Q for the third quarter ended November 1, 2008, which will be filed on a timely basis on or before December 11, 2008. The facts and circumstances relate to (i) a significant decline in the quoted market price of the Company's common stock and thus, the Company's overall market capitalization, and (ii) the current economic environment and its impact on the Peebles reporting unit's sales and earnings performance.

On November 6, 2008, the Company issued a News Release which, among other matters, reported management's conclusion with respect to the charge for impairment to goodwill. A copy of the News Release is attached to this Current Report on Form 8-K as Exhibit 99.

Item 8.01.   Other Events

On November 6, 2008, Stage Stores, Inc. (the "Company") issued a News Release reporting its October 2008 sales results, reporting management's conclusion that a charge of $95.4 million for impairment to goodwill related to the Company's Peebles reporting unit is required, and commenting on third quarter sales and earnings outlooks. A copy of the News Release is attached to this Form 8-K as Exhibit 99.

Item 9.01.   Financial Statements and Exhibits

(d) Exhibits.

99   News Release issued by Stage Stores, Inc. on November 6, 2008 reporting its October 2008 sales results, reporting management's conclusion that a charge of $95.4 million for impairment to goodwill related to its Peebles reporting unit is required, and commenting on third quarter sales and earnings outlooks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

November 6, 2008
(Date)

/s/ Edward J. Record
Edward J. Record
Executive Vice President and
Chief Financial Officer